SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  MARIMBA, INC.
                       (Name of Subject Company (Issuer))

                                  MARIMBA, INC.
                        (Name of Filing Person (Offeror))

  Options under Marimba, Inc.'s 1996 Stock Plan, 1999 Omnibus Equity Incentive
    Plan and 2000 Supplemental Stock Plan to Purchase Common Stock, Par Value
          $.0001 Per Share, Having an Exercise Price of at least $8.00
                         (Title of Class of Securities)

                                    56781Q109
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                Kenneth W. Owyang
               Vice President, Finance and Chief Financial Officer
                                  Marimba, Inc.
                                440 Clyde Avenue
                         Mountain View, California 94043
                                 (650) 930-5282
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:
                               Scott Dettmer, Esq.
          Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                             155 Constitution Drive
                          Menlo Park, California 94025
                                 (650) 321-2400


                            CALCULATION OF FILING FEE
             Transaction valuation*                       Amount of filing fee
             ----------------------                       --------------------
                  $5,163,346.26                                $1,032.67

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,001,297 shares of common stock of Marimba, Inc. having an aggregate value of $5,163,346.26 as of April 26, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                 Not applicable.
Form or Registration No.:               Not applicable.
Filing party:                           Not applicable.
Date filed:                             Not applicable.


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [_] third party tender offer subject to Rule 14d-1.
       [X] issuer tender offer subject to Rule 13e-4.
       [_] going-private transaction subject to Rule 13e-3.
       [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

Item 1.   Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Exchange all Outstanding Options to Purchase Common Stock Under Eligible Option Plans Having an Exercise Price of at Least $8.00 Per Share, dated April 27, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.   Subject Company Information.

             (a) The name of the issuer is Marimba, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 440 Clyde Avenue, Mountain View, California 94043. The Company's telephone number is (650) 930-5282. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Marimba") is incorporated herein by reference.

             (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options having an exercise price of at least $8.00 outstanding under the Marimba, Inc. 1996 Stock Plan (the "1996 Plan"), the 1999 Omnibus Equity Incentive Plan (the "1999 Plan") and the 2000 Supplemental Stock Plan (the "2000 Plan" and collectively the "eligible option plans") ("Outstanding Options" and "Outstanding Option Shares" when referring to the shares underlying an outstanding option grant) to purchase shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), for new options (the "New Options" and "New Option Shares" when referring to the shares underlying a new option grant) to purchase shares of Common Stock to be granted under the eligible option plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related letter of transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). As of March 31, 2001, there were 23,846,566 shares of Common Stock outstanding. The number of New Option Shares to be granted to each option holder will be determined by application of the following exchange ratios based on the exercise price of the respective Outstanding Option:


                Original Exercise Price         Outstanding Option Shares             New Option Shares
                       Per Share                     to be Exchanged                   to be Received
               --------------------------      -----------------------------       ------------------------
                    $ 8.00-$10.00                          1.5                               1.0
                    $10.01-$19.99                          2.0                               1.0
                    $20.00-$24.99                          2.5                               1.0
                    $25.00-$29.99                          3.0                               1.0
                    $30.00 or more                         4.0                               1.0

             The information set forth in the Offer to Exchange under "Summary Term Sheet", "Introduction", Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

             (c) The  information  set  forth  in the  Offer to  Exchange  under
             Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

             (a) The information set forth under Item 2(a) above, and the information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options"), is incorporated herein by reference.

Item 4.   Terms of the Transaction.

             (a)(1) The  information  set forth in the Offer to  Exchange  under
             "Summary Term Sheet", "Introduction", Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Electing to Exchange Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
             Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax
             Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

             (a)(2) Not applicable.

             (b) The  information  set  forth  in the  Offer to  Exchange  under
             Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Arrangements.

             (e) The  information  set  forth  in the  Offer to  Exchange  under
             Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The 1996 Stock Plan, attached hereto as Exhibit (d)(i), the Form of Option Agreement under the 1996 Plan attached hereto as Exhibit (d)(ii), the 1999 Plan attached hereto as Exhibit (d)(iii), the Form of Option Agreement under the 1999 Plan attached hereto as Exhibit (d)(iv), the 2000 Plan, attached hereto as Exhibit (d)(v) and the Form of Option Agreement under the 2000 Plan attached hereto as Exhibit (d)(vi), contain information regarding the subject securities.

Item 6.   Purposes of the Transaction and Plans or Proposals.

             (a) The  information  set  forth  in the  Offer to  Exchange  under
             Section 2 ("Purpose of the Offer") is incorporated herein by reference.

             (b) The  information  set  forth  in the  Offer to  Exchange  under
             Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

             (c) The  information  set  forth  in the  Offer to  Exchange  under
             Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

             (a) The  information  set  forth  in the  Offer to  Exchange  under
             Section  8  ("Source  and  Amount  of  Consideration;  Terms of New
             Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

             (b) The  information  set  forth  in the  Offer to  Exchange  under
             Section 6 ("Conditions of the Offer") is incorporated herein by reference.

             (d) Not applicable.

Item 8.   Interest in Securities of the Subject Company.

             (a) The  information  set  forth  in the  Offer to  Exchange  under
             Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and the section entitled "Stock Ownership of Certain Beneficial Ownership and Management" in Marimba,

             Inc.'s  Definitive  Proxy  Statement on Schedule 14A filed with the
             Securities   and   Exchange   Commission   on  April  27,  2001  is
             incorporated herein by reference.

             (b) The  information  set  forth  in the  Offer to  Exchange  under
             Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.   Person/Assets, Retained, Employed, Compensated or Used.

             (a) Not applicable.

Item 10.  Financial Statements.

             (a) The  information  set  forth  in the  Offer to  Exchange  under
             Section 9 ("Information Concerning Marimba") and Section 16 ("Additional Information"), and in Item 8 ("Consolidated Financial Statements and Supplementary Data") on pages 22 through 39 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 is incorporated herein by reference.

             (b) Not applicable.

Item 11.  Additional Information.

             (a) The  information  set  forth  in the  Offer to  Exchange  under
             Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

             (b) Not applicable.

Item 12.  Exhibits.

             (a) (1) Offer to Exchange, dated April 27, 2001 and Form of Letter of Transmittal.

                  (2) Form of e-mail Letter to Marimba, Inc. Employees dated April 27, 2001.

                  (5) (i) Marimba, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 28, 2001 and incorporated herein by reference.

                  (5)(ii) Marimba Inc.'s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 27, 2001 and incorporated herein by reference.

             (b) Not applicable.

             (d) (i) Marimba, Inc. 1996 Stock Plan.

             (d)(ii) Form of Option Agreement pursuant to the Marimba, Inc. 1996 Stock Plan.

             (d)(iii) Marimba, Inc. 1999 Omnibus Equity Incentive Plan.

             (d)(iv) Form of Option Agreement pursuant to the Marimba, Inc. 1999 Omnibus Equity Incentive Plan.

             (d)(v) Marimba, Inc. 2000 Supplemental Stock Plan.

             (d)(vi) Form of Option Agreement pursuant to the Marimba, Inc. 2000 Supplemental Stock Plan.

             (g) Not applicable.

             (h) Not applicable.

Item 13.  Information Required by Schedule 13E-3.

             (a) Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                             MARIMBA, INC.

                             /s/ Kenneth W. Owyang
                             -----------------------------
                             Kenneth W. Owyang,
                             Vice President, Finance and Chief Financial Officer

  Date: April 27, 2001

                                Index to Exhibits

Exhibit
Number                  Description


(a)(1)            Offer to Exchange,  dated April 27, 2001 and Form of Letter of
                  Transmittal.

(a)(2)            Form of e-mail Letter to Marimba,  Inc.  Employees dated April
                  27, 2001.

(a)(5)(i) Marimba, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 28, 2001 and incorporated herein by reference.

(a)(5)(ii) Marimba Inc.'s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 27, 2001 and incorporated herein by reference.

(d)(i)            Marimba, Inc. 1996 Stock Plan.

(d)(ii)           Form of Option  Agreement  pursuant to the Marimba,  Inc. 1996
                  Stock Plan.

(d)(iii)          Marimba, Inc. 1999 Omnibus Equity Incentive Plan.

(d)(iv) Form of Option Agreement pursuant to the Marimba, Inc. 1999 Omnibus Equity Incentive Plan.

(d)(v)            Marimba, Inc. 2000 Supplemental Stock Plan.

(d)(vi) Form of Option Agreement pursuant to the Marimba, Inc. 2000 Supplemental Stock Plan.